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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



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1.  Name and Address of Reporting Person*


    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    Razorfish, Inc.

    ----------------------------------------------------------------------------
                                   (Street)

    107 Grand Street, 3rd Floor
    New York,                      New York                           10013
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

    ----------------------------------------------------------------------------

2.  Date of Event Requiring Statement (Month/Day/Year)                8/10/99
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol

                 International Integration Incorporated (ICUB)
                 ---------------------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    __X__ Form Filed by One Reporting Person
    _____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock,     No Securities
$.01 Par Value    beneficially owned.
                  See Attachment.
--------------------------------------------------------------------------------

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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
Explanation of Responses:

See Attachment

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                              /s/ Sue Black                       8/19/99
                              -------------------------------  -----------------
                              Name:  Sue Black                       Date
                              Title: Chief Financial Officer

                             Attachment to Form 3

        Pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated August 10, 1999, by and among the Reporting Person, Ray Merger Sub, Inc., a Delaware corporation ("Sub") and a wholly owned subsidiary of the Reporting Person, and International Integration Incorporated, a Delaware corporation ("i-Cube"), providing, among other things, for the merger of Sub with and into i-Cube, with i-Cube as the surviving corporation and becoming a wholly owned subsidiary of the Reporting Person in the merger (the "Merger), each of Sundar Subramaniam, Madhav Anand, Yannis Doganis, Edouard Aslanian, Michael Pehl, Lawrence P. Begley, James K. McCann, Jane Callanan, Maria A. Cirino, Thomas J. Meredith, Joseph M. Tucci, Gregory S. Young, John A. Young and Patrick J. Zilvitis (collectively, the "Stockholders") has, on August 10, 1999, entered into a voting agreement with the Reporting Person (collectively, the "Voting Agreements").

        Pursuant to the Voting Agreements, each Stockholder has agreed that, provided that the Merger Agreement has not been previously terminated and the adoption of the Merger Agreement by the stockholders of i-Cube is being recommended by a majority of the members of the board of directors of i-Cube, it will vote its shares in favor of the adoption of the Merger Agreement, the Merger and the approval of the transactions contemplated by the Merger Agreement at every meeting of the stockholders of i-Cube called with respect thereto. As required by each of the Voting Agreements, each Stockholder has executed the Proxy To Vote Stock Of i-Cube, attached as Exhibit A to the Voting Agreements, designating Jeffrey A. Dachis and Michael S. Simon, each an executive officer of the Reporting Person, to vote its shares as to the matters referred to in the Voting Agreements.

        Pursuant to the Voting Agreements, each Stockholder has also agreed not to transfer, sell, exchange, or pledge or otherwise dispose of or encumber (collectively, a "Transfer") its shares, prior to the earlier of the consummation of the Merger and the date the Merger Agreement is terminated, if that Transfer would result in the failure to obtain pooling of interests accounting treatment for the Merger.

        The consummation of the Merger is subject to approval by i-Cube's and the Reporting Person's stockholders, pooling of interests accounting treatment, the receipt of certain regulatory approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary closing conditions.

        On August 10, 1999, the Stockholders beneficially owned 11,918,539 shares of the Common Stock of i-Cube, which amounted to 52.1% of the total outstanding shares of Common Stock of i-Cube.

        The Reporting Person may be deemed to be, for purpose of Section 16 of the Securities and exchange Act of 1934, as amended, a beneficial owner of all shares beneficially owned by the Stockholders, provided, however, that the Reporting Person expressly disclaims any pecuniary interest in such shares.


                             Attachment to Form 3